Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 353-1-709-4444	Jonathan Birt Ph: 212-850-5664	Elizabeth Headon Ph: 353-1-498-0300

ELAN TO PRESENT AT THE 26TH ANNUAL JP MORGAN
HEALTHCARE CONFERENCE

DUBLIN, IRELAND, December 18, 2007—Elan Corporation, plc announces that it will present at the 26th Annual JP Morgan Healthcare Conference in San Francisco on Tuesday, January 8th, 2008 at 8.30 a.m. Pacific Standard Time, 11.30 a.m. Eastern Standard Time and 4.30 p.m. Greenwich Mean Time.  Interested parties may access a live audio webcast of the presentation by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.